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Exhibit 12

Cendant Corporation and Subsidiaries
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in millions)

	Year Ended December 31,
	2002		2001		2000		1999	1998
Earnings available to cover fixed charges:
Income (loss) before income taxes, minority interest and equity in Homestore	$1,659		$663		$993		$(668)	$268
Plus: Fixed charges	848		963		546		594	654
Less: Equity income (loss) in unconsolidated affiliates	2		(5)		17		18	14
Minority interest	34		37		131		96	80

Earnings available to cover fixed charges	$2,471		$1,594		$1,391		$(188)	$828

Fixed charges(a):
Interest, including amortization of deferred financing costs	$718		$816		$381		$463	$508
Other charges, financing costs	—		—		—		—	28
Minority interest(b)	34		37		131		96	80
Interest portion of rental payment	96		110		34		35	38

Total fixed charges	$848		$963		$546		$594	$654

Ratio of earnings to fixed charges	2.91x	(c)	1.66x	(c)	2.55x	(c)	(d)	1.27x	(c)

(a)
Consists of interest expense on all indebtedness (including amortization of deferred financing costs) and the portion of operating lease rental expense that is representative of the interest factor. Interest expense on all indebtedness is detailed as follows:

	Year Ended December 31,
	2002	2001	2000	1999	1998
Incurred by the Company's PHH subsidiary	$201	$258	$156	$133	$166
Related to the Company's stockholder litigation settlement liability	—	131	63	—	—
Related to the debt under management and mortgage programs incurred by the Company's car rental subsidiary	213	189	—	—	—
All other	304	238	162	330	342
(b)
Includes minority expense related to the Company's (i) mandatorily redeemable preferred interest in a subsidiary of $14 million, $23 million and $25 million during 2002, 2001 and 2000, respectively, (ii) mandatorily redeemable trust preferred securities issued by subsidiary holding solely senior debentures issued by the Company of $14 million, $106 million, $96 million and $80 million during 2001, 2000, 1999 and 1998, respectively, and (iii) venture with Marriott International, Inc. of $20 million during 2002.

(c)
Income before income taxes, minority interest and equity in Homestore includes other charges and a net loss on the dispositions of businesses of $374 million, $695 million, $119 million and $810 million (exclusive of financing costs of $30 million) for 2002, 2001, 2000 and 1998, respectively. Excluding such charges, the ratio of earnings to fixed charges is 3.35x, 2.38x, 2.76x and 2.50x for 2002, 2001, 2000 and 1998, respectively.

(d)
Earnings were inadequate to cover fixed charges for 1999 (deficiency of $688 million) as a result of other charges of $3,032 million, partially offset by $1,109 million related to the net gain on dispositions of businesses. Excluding such charges and net gain, the ratio of earnings to fixed charges is 2.92x.

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Cendant Corporation and Subsidiaries COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES (Dollars in millions)